Exhibit 21.1

Subsidiaries of Conversion Labs, Inc.

Subsidiary Name	Jurisdiction of Incorporation
LegalSimpli Software, LLC	Puerto Rico
Conversion Labs PR LLC	Puerto Rico
Conversion Labs Media LLC	Puerto Rico
Conversion Labs Asia Limited	Hong Kong